1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 15, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Announcement on 2026/04/15: Announcement on 2026/04/15:

The Company will participate in investor conference held by IBF Securities

To announce the differences between consolidated financial statements for the year of 2025 under Taiwan-IFRSs and that under IFRSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company will participate in investor conference held by IBF Securities

Date of events:2026/04/16

Contents:

1.
Date of institutional investor conference: 2026/04/16
2.
Time of institutional investor conference: 12:30 pm (Taipei time)
3.
Location of institutional investor conference:

IBF Securities (15F, No. 188, Sec. 5, Nanjing E. Rd., Taipei)

4.
Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.
Any other matters that need to be specified: None

EXHIBIT 99.2

To announce the differences between consolidated financial statements for the year of 2025 under Taiwan-IFRSs and that under IFRSs

Date of events:2026/04/15

Contents:

1.
Date of occurrence of the event: 2026/04/15
2.
Year/Quarter of the financial report: The year of 2025
3.
Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China ("Taiwan-IFRSs")

4.
Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the "Company") reported consolidated net income of NT$40,517,100 thousand, consolidated net income attributable to stockholders of the parent of NT$38,712,404 thousand, and basic earnings per share of NT$4.99 for the year ended December 31, 2025 respectively. The Company also reported total consolidated assets of NT$535,871,951 thousand, total consolidated liabilities of NT$135,081,875 thousand, and total consolidated equity of NT$400,790,076 thousand as of December 31, 2025.

5.
Accounting principles applied for securities issued overseas:

International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRSs")

6.
Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$40,491 million, consolidated net income attributable to stockholders of the parent of NT$38,705 million, and basic earnings per share of NT$4.99 for the year ended December 31, 2025, respectively. The

Company also reported total consolidated assets of NT$535,680 million, total consolidated liabilities of NT$137,209 million, and total consolidated equity of NT$398,471 million as of December 31, 2025.

7.
Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.
Any other matters that need to be specified:

Chunghwa Telecom's earnings distribution and stockholders' equity matters are in accordance with Taiwan-IFRSs.